One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

R. David Patton	Direct Dial: 404-881-7951	E-mail: dave.patton@alston.com

January 20, 2009

Mr. H. Christopher Owings

Assistant Director

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Mohawk Industries, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007, Filed February 29, 2008
Definitive Proxy Statement on Schedule 14A Filed April 7, 2008
Form 10-Q for the Period Ended September 27, 2008, Filed November 12, 2008
File No. 001-13697

Dear Mr. Owings:

In connection with the review by the Securities and Exchange Commission of the above referenced filings of Mohawk Industries, Inc. (the “Company”), set forth below are the Company’s responses to the Staff’s additional comments contained in the letter dated January 5, 2009 to Jeffrey S. Lorberbaum, Chairman, President and Chief Executive Officer of the Company.

Please note that we are filing this response letter via EDGAR submission, and also are delivering a copy of the submission to the Staff’s attention via overnight courier.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 9

1.	We note your response to comment one in our letter dated November 5, 2008 and continue to believe that you should disclose these metrics. Please undertake to provide this information in future filings.

Response:

On behalf of the Company, we hereby confirm that the Company will include earnings per share and earnings before interest, taxes, depreciation and amortization targets for completed performance periods in future filings.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

H. Christopher Owings

January 20, 2009

Form 10-Q for the Period Ended September 27, 2008

Financial Statements for the Period Ended September 27, 2008

Note 5. Intangible Assets and Goodwill, page 10

2.	We note your discussion of the impairment of goodwill and other intangible assets during your third fiscal quarter and have the following comments:

•

We note your description of the facts and circumstances leading to these impairments; however, it is unclear to us from your current disclosures exactly how these facts and circumstances differed from those present earlier in your fiscal year. Please explain to us in more detail, and ensure that you clearly address in your upcoming Form 10-K, the evolution of facts and circumstances throughout 2008 such that an interim test of goodwill for impairment as contemplated by paragraph 28 of SFAS 142 was appropriate in your third fiscal quarter but was not appropriate at any earlier period. Your response to us should specifically address in reasonable detail how management considered whether any amounts of impairment should have been recorded in your first or second fiscal quarters.

•

Please tell us where management had previously disclosed that such impairments were becoming more likely or had become reasonably likely. If you did not previously disclose this to your readers, please help us to understand how your disclosures in previous Forms 10-Q for 2008 complied with the requirement in Item 303 of Regulation S-K to disclose known trends or uncertainties that you reasonably expect to have a material impact on your results. We remind you that one of the primary objectives of Management’s Discussion and Analysis is to provide your readers with a view of the company through the eyes of management. We assume that management was aware of the declining conditions during 2008 that made an impairment loss increasingly likely.

•

We note that the amount of impairment recorded in your third fiscal quarter was estimated consistent with paragraph 22 of SFAS 142. Please tell us whether you have completed the final measurement of the impairment loss as of September 27, 2008, and if so, please tell us whether any change resulted to the estimated amount of impairment reported in your Form 10-Q.

•

Also tell us whether you have completed your annual impairment test, performed during the fourth fiscal quarter, and if so, please tell us whether any additional impairment was recorded in the fourth fiscal quarter due to changes in circumstances after September 27, 2008.

•

Given the significant impairment recorded during 2008, please ensure that you fully consider the disclosure requirements of SOP 94-6, SAB 5:Y, and SFAS 142, along with the guidance in our Release No. 33-8350,

H. Christopher Owings

January 20, 2009

available at http://www.sec.gov/rules/interp/33-8350.htm, to provide your readers with insight into the likelihood of additional impairments resulting from reasonably likely changes to your assumptions. In this regard, you may find it useful to provide a sensitivity analysis in your discussion of Critical Accounting Policies within Management’s Discussion and Analysis to illustrate the impact of such reasonably likely changes.

Response:

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), the Company tests goodwill for impairment on an annual basis in the fourth quarter, and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount as discussed in paragraph 28 of SFAS 142. The Company monitors its long-term expectations regarding its industry, its operating performance, its stock price and other matters contemplated by SFAS No. 142. Through the second quarter of 2008, the state of the industry was consistent with the Company’s prior expectations. Further, the Company’s actual operating results through the second quarter of 2008 were generally consistent with management’s expectations. As a result, the Company did not believe that events had occurred or circumstances had changed since its 2007 annual impairment test that would more likely than not reduce the fair value of any of its reporting units below their respective carrying amounts. Therefore, the Company did not perform an interim impairment test until the third quarter of 2008, when the Company’s stock price experienced a sustained decline and the deterioration in the Company’s operating and industry metrics accelerated.

As noted above, the disclosure in the Company’s Forms 10-Q for the first and second quarter of 2008 was based on the Company’s then-current expectations. Those expectations were of an industry cyclical downturn similar to those experienced in the past. Based on the information and trends that were available to management at the time the first and second quarter Forms 10-Q were being prepared, the Company did not have visibility as to the sustained decline in the Company’s stock price or the depth and duration of the accelerated deterioration of the overall economy and the resulting impact on the Company’s operating performance that occurred in the third quarter. Therefore, the conditions driving the possibility of a goodwill impairment having a material impact on the Company’s results were not determined by Company management to exist or to be reasonably likely at that time.

The Company has not completed the final measurement of the impairment loss disclosed in the Form 10-Q for the quarterly period ended September 27, 2008. In addition, the Company has not yet completed its annual impairment test or any other impairment test that may be triggered by further deterioration of the overall economy, business conditions, and the Company stock price in the fourth quarter. The Company anticipates that its impairment evaluations will be completed and appropriate disclosures for each will be included in the Company’s Form 10-K for the fiscal year ended December 31, 2008 when it is filed with the Commission.

H. Christopher Owings

January 20, 2009

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding these responses, please do not hesitate to call the undersigned (404) 881-7951 or James T. Lucke, General Counsel of Mohawk (706) 624-2660.

Very truly yours,

/s/ R. David Patton
R. David Patton

RDP/ck
cc:	Ronald E. Alper Jeffrey S. Lorberbaum Frank H. Boykin James T. Lucke